[redacted]

SECUR 08031895 IISSION
D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Processing Section
MAY 29 2008
Washington, DC

SEC FILE NUMBER
8-44695

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVEX, Inc. and Subsidiary

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Brickell Key Drive, Suite 400
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerardo Reyes Retana 786-425-1717
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 South Biscayne Blvd., Suite 400 (Address) Miami (City) FL (State) 33131 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 03 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gerardo Reyes Retana, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVEX, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

CAROLINA J. CARMONA
Notary Public - State of Florida
My Commission Expires Aug 4, 2009
Commission # DD458344
Bonded By National Notary Assn.

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

invex Broker Dealer

SEC Mail Processing
Section

MAY 29 2008

Washington, DC
110

May 22, 2008.

Dawn D. Calonge
Examination Manager
FINRA

Re: Annual Audit Deficiency
Invex, Inc.
CRD: 30032

Dear Dawn,

In response to your letter dated May 14, 2008, please find attached an original signed and notarized Form X-17A-5 Part III. We will also send an original Form to the SEC regional office and two originals to the SEC Washington D.C. office.

Should you need anything else, please do not hesitate in contacting me at your convenience.

Best regards,

Carlos Barrientos
Invex, Inc.
Compliance Officer
(786) 425-1717

invex
Invex, Inc.
Broker Dealer
601 Brickell Key Drive
Suite 400
Miami, Florida 33131
T 786 425 1717
F 786 425 1718
www.invex.com

FINRA
Financial Industry Regulatory Authority

RECEIVED
MAY 20 2008

Sent First Class U.S. Mail and Certified Mail #7006 2150 0000 0677 4296

May 14, 2008

SEC Mail Processing
Section

MAY 29 2008

Washington, DC
110

Mr. Gerardo Reyes Retana, CEO
Invex, Inc
601 Brickell Key Drive, Suite 400
Miami, FL 33131

RE: Annual Audit Deficiency
Invex, Inc
CRD: 30032

Dear Mr. Reyes Retana:

This acknowledges receipt of your December 31, 2007 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(e)(1)(ii). The report as submitted appears deficient in that it did not contain the following:

1. An Oath or Affirmation (Signed by duly authorized officer, general partner, or proprietor of member firm; and notarized) pursuant to SEC Rule 17a-5(e)(2). FINRA received a photocopy of this page, however an original signature is required.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Procedural Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience. Failure to respond with this request may result in disciplinary action.

Please respond to this matter by **June 4, 2008**. If you have any questions, please contact Lisa Reid, Associate Principal Examiner at (561) 443-8061.

Sincerely,

Dawn D. Calonge
Examination Manager

DDC/ck

END

Florida District Office
Crystal Corporate Center
2500 N. Military Trail, Suite 302
Boca Raton, FL
33431-6324

t 561 443 8000
f 561 443 7995
www.finra.org